May 4, 2017

Via EDGAR

Mr. Michael Volley
Staff Accountant
Office of Financial Services
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4720
Washington, DC 20549

Re:    OneMain Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 21, 2017
File No. 001-36129

Dear Mr. Volley:

We are submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 4, 2017 (the “Comment Letter”) regarding the Annual Report on Form 10-K of OneMain Holdings, Inc. (“OMH” or, collectively with its subsidiaries, the “Company,” “we,” or “our”) for the fiscal year ended December 31, 2016 (“2016 Form 10-K”). We would like to thank the Staff for its review of OMH's 2016 Form 10-K, and we look forward to working with the Staff to appropriately address the comments included in the Comment Letter.

To facilitate your review, we have repeated the Staff's comments in bold typeface, with each comment followed by the Company's response.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management’ s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Segment Accounting Basis, page 49

1. We note your disclosure of the total consolidated amount of income before provision for income taxes attributable to OMH - Segment Accounting Basis in MD&A. In future filings, please remove this measure. Alternatively, please tell us how you considered whether this non-GAAP financial measure uses an individually tailored recognition and measurement method and whether the measure violates Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance.

OMH Response:

We note the Staff’s comment and, in future filings, we will remove from our MD&A the subsection under the heading “Segment Accounting Basis,” including the total consolidated amount of income before provision for income taxes attributable to OMH - Segment Accounting Basis, appearing on pages 49-50 of our 2016 Form 10-K.

Sincerely,

/s/ Scott T. Parker
Executive Vice President and Chief Financial Officer
OneMain Holdings, Inc.

cc: Jay N. Levine, President and Chief Executive Officer